Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CalciMedica, Inc. for the registration of up to 10,735,725 shares of its common stock and to the incorporation by reference therein of our report dated April 4, 2023 (except for Note 2, as to which the date is May 12, 2023, and the effects of the exchange ratio described in Note 3, as to which the date is August 11, 2023), with respect to the financial statements of CalciMedica, Inc. included in its Current Report (Form 8-K) dated August 11, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

January 31, 2024